January 21, 2025

By EDGAR Submission

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F. Street, N.E. Washington, D.C. 20549 Attention: Ms. Doris Stacey Gama and Mr. Chris Edwards
Re:    BeiGene, Ltd.
Registration Statement on Form S-4
Filed August 7, 2024
File No. 333-281324

Dear Ms. Doris Stacey Gama and Mr. Chris Edwards:

BeiGene, Ltd. (the “Company”) is transmitting this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Company’s Registration Statement on Form S-4 filed on August 7, 2024 (the “Registration Statement”), as set forth in your letter dated September 3, 2024 addressed to Mr. John Oyler, Chief Executive Officer and Chairman of the Company. The Company is concurrently filing Amendment No. 1 to the Registration Statement, which includes changes that reflect responses to the Staff’s comments and other updates. For your convenience, the Staff’s comments are reproduced in bold type below, followed by the Company’s responses thereto.

Registration Statement on Form S-4
Cover Page

1.We note that you have an indirect controlling interest in your subsidiaries organized under the laws of the People’s Republic of China through BeiGene (Hong Kong) Co., Limited. Please revise this registration statement to provide specific and prominent disclosures in the prospectus cover page about the legal and operational risks associated with China-based companies, or otherwise advise. For additional guidance, please see the Division of Corporation Finance's Sample Letters to China-Based Companies issued by the Staff in December 2021 and July 2023.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Registration Statement has been amended to provide specific and prominent disclosures on the prospectus cover page about the legal and operational risks associated with China-based companies.

2.We note that you are incorporating by reference risk factors disclosed in your Form 10-K for the fiscal year ended December 31, 2023 and subsequent reports on Form 10-Q. We also note the changes you made to the disclosure appearing in the Risk Factor section of the Form 10-K relating to legal and operational risks associated with operating in China and PRC regulations as compared to your previously reviewed 10-K completed on June 15, 2022, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies seeks specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” We do not believe that your revised disclosure conveys the same risk. Please amend this Form S-4 to restore your disclosures in these areas to the disclosures as they existed in prior filings, or otherwise advise. As examples, and without limitation, we note that your disclosure in your Annual Report on Form 10-K does not contain disclosure (i) that the PRC government may intervene in or influence your operations at any time with little or no advance notice; (ii) references that the Chinese government may intervene, influence, or control your business or value of your securities; and that (iii) the Chinese government indicated an intent to exert more oversight and control over offerings that are conducted overseas.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Registration Statement has been amended to incorporate by reference the quarterly report on Form 10-Q filed by the Company on November 12, 2024 (the “Form 10-Q”), which amends and restates the risk factor disclosures from the Company’s annual report on Form 10-K to restore disclosures related to the legal and operational risks associated with operating in China and PRC regulations, as requested by the Staff.

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If you or any other member of the Staff have any questions with regard to the foregoing responses, would like to discuss any of the matters covered in this letter, or otherwise require additional information, please contact Edwin O’Connor of Goodwin Procter LLP at EOConnor@goodwinlaw.com or (212) 813-8853.

Sincerely,

/s/ Chan Lee
Chan Lee
Senior Vice President, General Counsel

Enclosures

cc:	Aaron Rosenberg, Chief Financial Officer, BeiGene, Ltd.
Qing Nian, Head of Legal North America & Corporate, BeiGene, Ltd.
Edwin O’Connor, Goodwin Procter LLP
Marishka DeToy, Goodwin Procter LLP
Folake Ayoola, Goodwin Procter LLP

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